SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 April 30, 2004

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X     Form 40-F
                                   ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CORUS GROUP plc



Date: April 30, 2004                       By  Theresa Robinson
    ---------------------                      ----------------

                                               Name: Mrs T Robinson
                                               Group Secretariat Co-ordinator

                                 Corus Group plc

             Corus Group plc to offer (euro)500,000,000 Senior Notes



LONDON (April 30, 2004) Corus Group plc ("Corus") announced today that it intends to offer approximately (euro)500,000,000 of senior notes due 2011 (the "Notes"). Corus intends to apply to the UK Listing Authority and to the London Stock Exchange for the Notes to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. If completed, Corus intends to use the proceeds of the offering to reduce existing borrowings, including with respect to the 5 3/8% Euro Bonds due 2006 and for general corporate purposes. This offering would be made pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act").


This announcement does not constitute, or form part of, an offer or solicitation of an offer to purchase or subscribe for securities, or an invitation or inducement to engage in investment activity, in the United States or any other jurisdiction. The Notes referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.
Stabilisation/FSA